Exhibit 99.1

SGOCO Group, Ltd. Appoints New Directors

Hong Kong, April 27, 2020 /PRNewswire/ -- SGOCO Group, Ltd. (Nasdaq: SGOC) ("SGOCO" or the "Company") is principally engaged in (a) environmental protection, energy saving technologies, equipment development and applications; (b) money lending business in Hong Kong providing mortgage loans to high quality target borrowers; (c) property investment to generate additional rental income; and (d) the development, operation and management of an online platform specializing in the provision of one-stop financial technology solutions and services and the provision of IT consulting and support services. The Company’s vision is to operate as a conglomerate to build synergy within its own sustainable ecosystem thereby creating value to its shareholders.

The Company today announced that the Board of Directors of the Company has appointed Mr. Cheung, Lai Man (“Mr. Cheung”) and Mr. Au, Che Wai Jason (“Mr. Au”) as the directors of the Company, effective on April 27, 2020 to replace Ms. Lau, Pui Kiu and Mr. Mark Lau who notified their resignation from the Board, effective on April 27, 2020. Ms. Lau and Mr. Lau indicated their resignation are for personal reasons and not due to any disagreements with the Company.

Mr. Cheung, age 43, has served as the Director of Research and Development Operations in Tsuen Lee Group (Holdings) Limited (‘TLG’) since 2006. TLG is currently one of the largest OEM manufacturers of toys, baby gear and household products, operating eight factories with over 15,000 personnel. The major customers of TLG include Mattel, Inc., Fisher-Price, MGA Entertainment, Ferrero SpA – Kinder Surprise, Reckitt Benckiser Group plc, Earth Chemical Co. Ltd, etc. In 2008, Mr. Cheung took leadership of the first co-manufacturing program with Mattel, Inc. which was known as Partnership Program. The main achievement of this Partnership Program was to create a win-win situation through streamlining, improving overall performance, and securing business volume. Total revenue of TLG in manufacturing sector was USD178 million in 2019. Mr. Cheung also took leadership in various innovation projects in TLG. In 2016, TLG was granted a patent on his invention of a foldable 3D printer known as LMNET which is a remarkable achievement. Mr. Cheung holds a Master Degree in Business Administration awarded by the University of Liverpool, the United Kingdom.

Mr. Au, age 40, served as Managing Director of the Hong Kong branch of LJ Hooker, one of Australia's largest real estate groups, from 2004 to 2016. In 2016, Mr. Au established White Knight International Limited, a real estate agency and gold bullion trading company in Hong Kong. He has served as Chief Executive Officer of White Knight International Limited since then. He has been working closely with global pioneer companies in gold bullion industry such as Heraeus Group, Finemetal Asia Ltd, Brink’s Global Services and Malca Amit Far East Ltd. Mr. Au holds a Foundation Certificate in Science, Engineering, Computing and Mathematics awarded by University of Technology, Sydney. He is also a registered estate agent, a registered rough diamond trader and a registered rice stockholder in Hong Kong.

The Board determines based on its investigation and the information supplied to the Board with respect to Mr. Cheung and Mr. Au that they are “independent” under the independence requirements of Rule 10A-3 promulgated under the Securities Exchange Act of 1934 and as defined by NASDAQ Rule 5605(a)(2), and that Mr. Cheung and Mr. Au do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Mr. Raleigh Siu Lau, Chief Executive Officer of SGOCO, commented, "we would like to welcome Mr. Cheung and Mr. Au to the SGOCO Board. We are confident that their strong professional background and industry expertise will prove valuable as the Company continues to expand its position in development, operation and management of an online platform specializing in the provision of one-stop financial technology solutions and services and the provision of IT consulting and support services. I also want to thank Ms. Lau and Mr. Lau for their contributions during their tenure as directors of the Company and wish their success in their future endeavors."

About SGOCO Group, Ltd.

SGOCO Group, Ltd. is principally engaged in (a) environmental protection, energy saving technologies, equipment development and applications; (b) money lending business in Hong Kong providing mortgage loans to high quality target borrowers; (c) property investment to generate additional rental income; and (d) the development, operation and management of an online platform specializing in the provision of one-stop financial technology solutions and services and the provision of IT consulting and support services. The Company’s vision is to operate as a conglomerate to build synergy within its own sustainable ecosystem thereby creating value to its shareholders.

For more information about SGOCO, please visit our investor relations website:

http://www.sgocogroup.com

For investor and media inquiries, please contact:

SGOCO Group, Ltd.

Tony Zhong

Vice President of Finance

Tel: +852 2153 3957

Email: ir@sgoco.com

Safe Harbor and Informational Statement

This announcement contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words "believe," "expect," "anticipate," "future," “will,” "intend," "plan," "estimate" or similar expressions, are "forward-looking statements". Forward-looking statements in this release include, without limitation, the effectiveness of the Company’s multiple-brand, multiple channel strategy and the transitioning of its product development and sales focus and to a “light-asset” model. Although the Company's management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward-looking statements involve a number of risks and uncertainties, which could cause the Company's future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors not all of which are known to the Company, which may include, without limitation, requirements or changes adversely affecting (a) environmental protection, energy saving technologies, equipment development and applications; (b) money lending business in Hong Kong; (c) property investment in Hong Kong; and (d) the development, operation and management of an online platform specializing in the provision of one-stop financial technology solutions and services and the provision of IT consulting and support services; fluctuations in customer demand for our services and products generally; our ability to have effective internal control over financial reporting; management of sales trend and client mix; possibility of securing loans and other financing without efficient fixed assets as collaterals; changes in government policy in China; the fluctuations and competition in sales and sale prices of our services and products in China; China’s overall economic conditions and local market economic conditions; our ability to expand through strategic acquisitions and establishment of new locations; changing principles of generally accepted accounting principles; compliance with government regulations; legislation or regulatory environments; geopolitical events, and other events and/or risks outlined in SGOCO's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and SGOCO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.